Exhibit 23

                    Consent of Independent Accountants


We consent to the incorporation by reference in this registration statement of BellSouth Telecommunications, Inc. and Subsidiaries on Form S-8 of our report, dated February 3, 1998, which includes an explanatory paragraph stating that the Company discontinued accounting for its operations in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," effective June 30, 1995, on our audits of the consolidated financial statements of BellSouth Telecommunications, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, which report is included in the Company's Annual Report on Form 10-K.



                                    /s/ PricewaterhouseCoopers LLP




Atlanta, Georgia
September 21, 1998